05010388

Grupo Dataflux, S.A. de C.V.

Date: July 28, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

Universidad
CNCI

CNCI UNIVERSITY REPORTS 2Q05 RESULTS

– The Construction of its First Mega-branch Begins –
-- The Company's Business Transformation from Technical Training to College and University Education Remains in Progress--
– Quarterly Sales Decreased 10% to Ps$48.8 Million --
-- Gross Margins Increased from 79% to 82% –

Monterrey, Mexico, Julio 28, 2005 — The CNCI University, S.A. de C.V., (BMV: CNCI B) the Mexican Education company with the largest geographical reach in the country reported its second quarter 2005 results.

"As a consequence of our business transformation from Technical Training to Higher Education, our June results register decreases in most indicators. Nevertheless our key programs College and University present revenue increases of 42% and 29% respectively. At the same time, the construction of our first Mega-branch set the basis for our institution growth in the coming years. We have decided to sacrifice short term results in order to transform our organization (its programs, locations and image) into one of the most important private education institutions in Mexico". Said Guillermo Enriquez, CNCI University's Dean.

Our First Mega-branch

In this quarter, the CNCI University began the construction of its first Mega-branch. This Mega-branch aims at the B/C demographic sector of the Mexican population (whereas our current locations aim at the C-/D sectors), and has the following characteristics:

- 14,000 sqr. meters of land.
- 9,000 sqr. meters of construction.
- 2,150 sqr. meters of green areas.
- Soccer fields, library, auditorium and a computing center.
- Capacity for 5,000 students.

"Growing and developing Mega-branches will be the main driver of our strategy. We will be able to reach a higher income market with a robust education proposal. This will allow us to improve our average annual revenue per student, even when our pricing strategy will remain as the must competitive in the market". Commented Mr. Enriquez. The company did not finance the construction of its first Mega-plantel with bank debt.

2Q05 – Quarterly Results

Sales decreased 10% for 2Q05 registering Ps$54.0 million pesos. Its gross income reached Ps$40.1 million, and its gross margin to grow from 79% to 82%. Operating income registered Ps$0.4 million pesos for 2Q05, coming from Ps$5.9 million in 2Q04; this represents a 93% decrement. "The sales decrease was mainly driven by the closing of 6 branches. The operating revenue decrement was caused by expenses originated from our transition to Higher Education (the improvement of courses, locations and marketing related expenses)" commented Mr. Enriquez.

The Company's cash operating expenses grew 19%, reaching Ps$35.6 million. Nevertheless its EBITDA reached Ps$4.5 million pesos. CNCI University's integral financing cost registered a positive balance of Ps$0.7 million pesos in 2Q05.

Todito.com´s Excision and its Impact on CNCI University's Net Income

In this second quarter, the excision of Todito.com S.A. de C.V. (temporary investment of the CNCI University and TV Azteca) took place. Todito.com is a leading Internet and telecommunications company for North American Spanish-speakers. Todito.com was divided into two independent companies; the "Internet Portal – Todito" and the "Pre-paid Business – Todito Card". The transaction resulted in the CNCI University as the sole owner of Todito Card's pre-paid businesses and TV Azteca as the sole owner of Todito´s Internet portal business.

In the four years since its launch, **Todito Card** has become a leading multi-services pre-paid card in Mexico. It is the leading pre-paid ISP in Mexico and the second largest residential dial-up ISP, surpassed only by Telmex´s ISP, Prodigy. Todito Card's business extends to pre-paid long-distance telephone services and to being an increasingly accepted form of payment for online content and services. Todito Card is distributed in over 40,000 points of sales. In 2004, Todito Card reported sales of Ps$99.2 million and currently has over 500,000 active users of its services.

Despite of Todito Card's excellent results and perspective, when accounting the company's NON-CASH television advertising expense - related with a contract with TV Azteca – it registers net losses. As a conservative accounting practice, the CNCI University decided to account the total transaction (in a single event) as a NON CASH / NON RECURRENT expense of Ps$291.4 million pesos. This event resulted in a net loss for the CNCI University of Ps$290.9 million pesos, nevertheless the University registered a Cash Net Income of Ps$3.6 million pesos.

Todito Card investment will remain as a temporary investment, non-consolidated on the CNCI University's results. The CNCI University does not discard the potential sale of Todito Card to a third party.

UNIVERSIDAD CNCI S.A. DE C.V. QUARTERLY INCOME STATEMENT In Thousands of Pesos			
	2Q04	**2Q05**	***Gwth %***
Sales	54,035.4	48,761.0	*-10%*
Gross Income	42,687.6	40,101.0	*-6%*
Operating Income	5,939.2	425.0	*-93%*
EBITDA	12,701.0	4,458.0	*-65%*
Net Income	5,335.2	(290,877.9)	*n.a.*
Net Income Cash	12,001.0	3,585.0	*-70%*

June 2005 – Accumulated Results

Sales decreased 11% to Ps$100.9 million pesos and gross income was reduced by 10% to Ps$82.6 million as of June 2005. Operating income registered Ps$3.7 million pesos as of June 2005, coming from Ps$11.7 million in June 2004; this represents a 68% decrement. EBITDA reached Ps$11.7 million, decreasing 53% compared to 2004.

CNCI University's integral financing cost registered a positive balance of Ps$0.05 million for the first six months of 2005 mainly driven by a monetary gain of Ps$0.6 million pesos.

As it was explained in the 2Q05 Quarterly Results segment above, due to Todito.com S.A. de C.V. excision and the CNCI University conservative accounting practice of accounting the whole transaction (in a single event) as a NON CASH / NON RECURRENT expense of Ps$291.4 million pesos in the University's income statement, the CNCI University registered a net loss of Ps$288.8 million pesos. Nevertheless it registered a CASH net income of Ps$10 million pesos for the first half of the year.

UNIVERSIDAD CNCI S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Jun 04	Jun 05	Gwth %
Sales	113,584.0	100,887.5	*-11%*
Gross Income	91,314.5	82,617.1	*-10%*
Operating Income	11,700.1	3,718.1	*-68%*
EBITDA	24,707.0	11,735.0	*-53%*
Net Income	9,790.1	(288,837.9)	*n.a.*
Net Income Cash	23,472.0	10,032.0	*-57%*

<u>The CNCI University's Branch Network</u>

The CNCI´s University network is currently composed of 112 locations (including 33 franchises) where Technical Training, College and University education is provided. The network reaches 31 states and 58 cities across Mexico.

"In this quarter have 112 locations (including franchises) providing Technical Training courses, 101 providing College education and 2 providing University degrees", commented Mr. Enriquez. "Our franchise program is delivering solid results. The program is turning into a key component of our branch network growth strategy. We will work on converting all our current technical training branches into franchises. And for the future, all new locations built to provide technical training will be through this program. Meanwhile, we will focus on operating locations devoted to higher education and most importantly in growing our Mega-branches".

As of the end of the first semester of 2005 the company has 4,532 College students, another 96 in University and 9,924 enrolled in Technical Training programs".

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

<u>Company Profile</u>
The CNCI University, S.A. de C.V. is the Mexican Education company with the largest geographical reach in the country. Additionally, it holds a 100% investment in Todito Card; a leading prepaid Internet service provider and prepaid long distance service distributor.

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	2Q04	2Q05	Gwth %
Sales	54,035	48,761	*-10%*
Cost of Goods Sold	(11,348)	(8,660)	*-24%*
Gross Income	**42,688**	**40,101**	*-6%*
Operating Expenses	(29,987)	(35,643)	*19%*
Depreciation and Amortizations	(6,761)	(4,033)	*-40%*
Operating Income	**5,939**	**425**	*-93%*
EBITDA	12,701	4,458	*-65%*
Financial Expenses, net	(196)	(282)	*44%*
FX Income, net	118	(5)	*n.a.*
Monetary Position Gain, net	(23)	1,010	*n.a.*
	(101)	**724**	*n.a.*
Earnings After Financial Entries	**5,838**	**1,149**	*-80%*
Other income (expenses), net	(503)	(591)	*18%*
Other income (expenses), net - Non Cash	-	(291,435)	*n.a.*
Taxes	-	-	*n.a.*
Net Income	**5,335**	**(290,878)**	***n.a.***
Net Income Cash	**12,001**	**3,585**	***-70%***

UNIVERSIDAD CNCI S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Jun 04	Jun 05	Gwth %
Sales	113,584.0	100,887.5	*-11%*
Cost of Goods Sold	(22,269.5)	(18,270.4)	*-18%*
Gross Income	**91,314.5**	**82,617.1**	***-29%***
Operating Expenses	(66,608.4)	(70,882.0)	*6%*
Depreciation and Amortizations	(13,006.0)	(8,017.0)	*-38%*
Operating Income	**11,700.1**	**3,718.1**	***-61%***
EBITDA	**24,707.0**	**11,735.0**	***-53%***
Financial Expenses, net	(364.0)	(529.4)	*45%*
FX Income, net	(14.0)	(8.4)	*-40%*
Monetary Position Gain, net	(661.0)	591.2	*n.a.*
	(1,039.0)	**53.4**	***5%***
Earnings After Financial Entries	**10,661.1**	**3,771.5**	***-56%***
Other income (expenses), net	(871.0)	(1,174.4)	*35%*
Other income (expenses), net - Non Cash	-	(291,435.0)	*n.a.*
Taxes	-	-	*n.a.*
Net income	**9,790.1**	**(288,837.9)**	***n.a.***
Net Income Cash	**23,472.0**	**10,032.0**	***-57%***

UNIVERSIDAD CNCI S.A. DE C.V.
BALANCE SHEET
[illegible]

Assets		Jun 04	Jun 05	Gwth %
Current Assets:				
Cash	$	12,785	4,028	-68%
Accounts Receivable		0	0	n.a.
Inventories		1,513	1,535	1%
Affiliated Companies		0	0	n.a.
Taxes Receivable		0	1,104	n.a.
Other Accounts Receivable		24,541	28,113	15%
Temporary Investments (Todito)		365,874	12,075	-97%
Current Assets	**$**	**404,713**	**46,856**	**-88%**
Other Accounts Receivable		56,101	53,772	-4%
Fixed Assets, Net		105,163	114,552	9%
Deferred Assets		36,902	6,139	-83%
Deferred Taxes		16,587	20,855	26%
Total Assets	**$**	**619,466**	**242,174**	**-61%**
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	0	0	n.a.
Accounts Payable		30,509	48,354	58%
Other Accounts Payable		63,053	54,242	-14%
Taxes and Ints. Payable		1,601	0	n.a.
Deferred Liabilities		0	0	n.a.
Short Term Liabilities	**$**	**95,163**	**102,596**	**8%**
Bank Loans	$	0	0	n.a.
Long Term Liabilities		49,649	1,419	-97%
Deferred Taxes		0	15,885	n.a.
Total Liabilities	**$**	**144,812**	**119,900**	**-17%**
Equity	$	46,833	44,889	-4%
Equity Inflationary Adjustment		40,012	41,960	5%
Premium on Stock´s Suscription		431,527	432,318	0%
Inflationary Adjustment Deficit		-313,104	-340,589	9%
Retained Earnings		199,897	173,601	-13%
Reserve for Stock Repurchase Plan		24,135	23,133	-4%
Stocks Repurchased		-5,588	-5,356	-4%
Net Income		9,790	-288,838	n.a.
Initial Accumulated Deferred Taxes Effect		41,151	41,156	0%
Total Equity	**$**	**474,654**	**122,274**	**-74%**
Total Liabilities and Equity	**$**	**619,466**	**242,174**	**-61%**